PREMIUM NICKEL RESOURCES LTD. CLARIFIES PRIOR NEWS RELEASE

Toronto, Ontario, November 15, 2022 - Premium Nickel Resources Ltd. (formerly, North American Nickel Inc.) (TSXV:PNRL) ("PNRL" or the "Company") wishes to clarify a reference in its news release disseminated earlier today entitled "Premium Nickel Resources Ltd. Reports Assay Results from Underground Exploration Drift Grab Samples and Additional Assays on Historic Core Samples from 100% Owned Selkirk Mine in Botswana".

In the earlier news release, the Company indicated that it would include the results of its data verification efforts at the Selkirk mine in an updated mineral resource estimate being prepared in accordance with    National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which is expected to be completed by the end of 2022.

The Company wishes to clarify that such updated technical report will not be an updated mineral resources estimate, but rather an independent technical report prepared in accordance with NI 43-101. The Company is preparing this technical report on a voluntary basis, as PNRL's near-term focus continues to be its flagship asset, the Selebi Mine.

About Premium Nickel Resources Ltd.

PNRL is a Canadian company dedicated to the exploration and development of high-quality nickel-copper + cobalt resources. PNRL believes that the medium to long-term demand for these metals will continue to grow through global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

PNRL maintains a skilled team with strong financial, technical and operational expertise to take an asset from discovery to exploration to mining.

PNRL has focused its efforts on discovering world class nickel sulphide assets in jurisdictions with rule-of-law that fit a strict criteria that comply with PNRL's values and principles which stand up and surpass the highest acceptable industry standards. PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders.

On January 31, 2022, PNRL closed the acquisition of PNRL's flagship asset, the Selebi Mine. The Selebi Mine includes two shafts, (Selebi and Selebi North shafts) and related infrastructure (rail, power and water).  Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate and offsite processing facility. The Selebi Mine was subsequently placed under liquidation in 2017.

The proposed work plan for the Selebi Mine includes diamond drilling which is expected to be ongoing for up to 18 months. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support an underground drilling program as well as improve health & safety.

In addition, PNRL is evaluating direct and indirect nickel asset acquisition opportunities globally, and also: (i) holds 100% interest in the Selkirk Mining Licence and four Prospecting Licenses in Botswana, (ii) holds a 100% interest in the Maniitsoq property in Greenland, which is a camp-scale permitted exploration project comprising 3,048 square kilometres covering numerous high-grade nickel-copper + cobalt-sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt; (iii) holds a 100% interest in the Post Creek/Halcyon property in Sudbury, Ontario which is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd.; (iv) holds a 100% ownership of property in the Quetico region near Thunder Bay, Ontario; and (v) is expanding its area of exploration interest into Morocco.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison
Chief Executive Officer
Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash
Vice President Business Development
+1 (604) 770-4334